September 24, 2010

Young Seo, Esq.
Seward & Kissel LLP
1200 G Street, NW
Washington, DC 20005

Re: Morgan Creek Global Equity Long/Short Fund
        File Nos. 333-169080 & 811-22460

        Morgan Creek Global Equity Long/Short Institutional Fund
        File Nos. 333- 169083 & 811-22461

        Global Equity Long/Short Master Fund
        File No. 811-22459

Dear Ms. Seo:

On August 27, 2010, you filed registration statements on Form N-2 for the
Morgan Creek Global Equity Long/Short Fund (the "Fund"), the Morgan Creek
Global Equity Long/Short Institutional Fund (the "Institutional Feeder Fund" and
together, the "Feeder Funds") and the Global Equity Long/Short Master Fund, LLC
(the "Master Fund"). We have reviewed the registration statements and our
comments are provided below. Our comments are based on the registration
statement for the Fund. The comments apply equally to the registration statements
of the Institutional Feeder Fund and the Master Fund to the extent the disclosure is
the same or similar to the disclosure commented upon.

Prospectus

Summary — The Funds (Page 1)

1.   This section states that the Master Fund has additional feeder funds,
including the Morgan Creek Opportunity Offshore Fund, Ltd. Please inform us
whether a registration statement will be filed for this offshore feeder. If not, please
explain the basis for not filing a registration statement.

Summary — Investment Strategies (Page 2)

2.   Each Fund includes the term "Equity" in its name. Please include a policy to
invest at least 80% of the assets in equity securities. *See* Rule 35d-1 under the
Investment Company Act of 1940.

3.   Inasmuch as the Fund's name includes the term "global", please explain in
this section how the Fund intends to diversify its investments among a number of

countries throughout the world. *See* Investment Company Act Release No. 24828 at note 42 (Jan. 17, 2001).

4.   Although the Fund's name includes the term "Long/Short", long/short equity investing appears to be only one of several strategies that the Fund may pursue. Moreover, disclosure elsewhere in the prospectus states that "[t]he Funds are not required to invest any particular percentage of their assets in any single type of strategy . . . ." (Prospectus at page 19.) Please either remove the term "Long/Short" from the Fund's name or revise the strategy to state that long/short investing will be the Fund's primary investment strategy.

5.   The first paragraph of this section states that the Fund may make opportunistic investments that are not expected to be highly correlated to each other or with traditional equity markets. Please describe the types of opportunistic investments the Fund may make.

6.   The first paragraph states that the Fund may invest in ETFs. Please inform us whether the term ETF refers only to exchange-traded investment companies, or whether it refers to other exchange-traded vehicles such as commodity pools. To the extent the Fund invests in ETFs that are investment companies, please explain to us what provisions of the Investment Company Act the Fund will rely on. *See* Section 12(d)(1) of the Investment Company Act.

7.   The first paragraph states that the Fund may engage in total return swaps and structured transactions instead of investing in Portfolio Funds, and may seek to manage risk through the direct use of options, futures, or other derivatives. Please review the Fund's disclosure to ensure that it accurately describes the Fund's use of derivatives and their risks. In connection with this, please consider the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf).

Summary — Risk Factors (Page 2)

8.   The second to the last risk on page 5 discusses risks associated with the valuation of the Master Fund's investments in Portfolio Funds. Please make clear that the Board of the Fund is responsible for determining the fair value of investments in Portfolio Funds.

Summary — The Advisor (Page 6)

9.   The third sentence of this section states that the Advisor will be paid quarterly in advance, on the first business day of the quarter. An investment adviser, as an affiliated person of a fund, is generally prohibited from borrowing money from

the fund. *See* Section 17(a)(3) of the Investment Company Act. It is the Division of Investment Management's longstanding position that payments advanced to an adviser are effectively borrowings of money by the adviser and, therefore, prohibited by Section 17(a)(3). Please revise the manner in which the Advisor will be paid.

Summary of Feeder Fund's Expenses (Page 11)

10.   Please revise the Fund's fee table as follows:

- Revise the caption "Investment Management Fee" to "Management Fees".

- Below the Management Fees line, please add a caption for "Other Expenses". Move the "Fund Servicing Fee" and "Other Feeder Fund Expenses" as sub-captions below "Other Expenses" and provide a total of all "Other Expenses".

11.   The Fund has included in the fee table a "Fee Waiver and Expense Reimbursement" caption. Although Form N-2 does not explicitly permit closed-end funds to reduce expenses in the fee table by the amount of fee waivers or expense reimbursements, we do not object provided that the presentation is consistent with the manner in which open-end funds are permitted by Form N-1A to present such waivers and reimbursements. Accordingly, please revise the fee table as follows:

- Move the "Fee Waiver and Expense Reimbursement" line to a line below "Total Annual Expenses". The Total Annual Expenses line should provide the Fund's expenses prior to fee waivers and expense reimbursements.

- Below the "Fee Waiver and Expense Reimbursement" line add a descriptive caption such as "Total Annual Expenses After Fee Waivers and Expense Reimbursement".

In addition, please disclose in footnote (5) the period for which the fee waiver or expense reimbursement arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. Please note that under Form N-1A, a fee waiver or expense reimbursement arrangement presented in the fee table must be in place for at least one year from the effective date of the registration statement. *See* Instruction 3(e) to Item 3 of Form N-1A.

Performance History (Page 14)

12.   This section shows the performance information for the Master Fund's predecessor. Please respond to the following:

- Will the Master Fund be the accounting survivor of, and assume the performance history of, the Predecessor Fund?

- Inform us whether the Advisor has managed any other funds or accounts in a manner substantially similar to the Predecessor Fund.

- Explain to us the legal basis for presenting the performance of the Predecessor Fund.

- What is the status of the reorganization? If the reorganization has not yet occurred, please inform us whether it is expected to occur before the effectiveness of the registration statements of the Feeder Funds.

- Provide a table with the average annual total returns for 1-, 5-year periods as well as the life-of-the Predecessor Fund.

General Risks — Risks Related to Portfolio Funds — Registration under the 1940 Act and Advisers Act (Page 30)

13.   The second paragraph of this section states that the Funds may purchase non-voting interests in Portfolio Funds. Please inform us whether the Funds, in addition to purchasing non-voting securities, may waive voting rights. We may have additional comments after reviewing your response.

General Risks — Risks Related to Portfolio Funds — Portfolio Valuation (Page 34)

14.   The last paragraph of this section (on page 35) states that Portfolio Funds may include "side pockets". Please disclose the extent to which the Fund may be exposed to side pockets.

Management of the Funds — Trustees and Officers (page 54)

15.   Review of this section shows that the membership of the Fund's board of trustees has not yet been determined. After the trustees have been selected, please ensure that you briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that the individuals should serve as trustees for the Fund. *See* Item 18.17 of Form N-2. In addition, please ensure that when the table of biographical information is completed, the directorships held by each trustee are provided <u>for the past 5 years</u>. *See* Item 18.6(b) of Form N-2.

Plan of Distribution (Page 58)

16.   The last paragraph on page 58 states that "[t]he Distributor will generally pay all or a portion of the Servicing Fee to Selling Agents." Please inform us whether these amounts paid to Selling Agents will be treated as underwriter compensation. In addition, prior to requesting acceleration of effectiveness of this registration statement, please provide us with a representation that FINRA has reviewed and cleared the amounts of underwriter compensation as consistent with the applicable FINRA Rules.

Servicing Agents (Page 60)

17.   This section describes the types of services for which the Servicing Fee will used. The list of services, however, fails to include a description of distribution-related services for which the Servicing Fee will be used. Earlier disclosure in the prospectus states that all or a portion of the Servicing Fee will be paid to Selling Agents for placement of shares. *See* Prospectus at page 58. Please describe the uses of the Servicing Fee consistently throughout the prospectus.

Calculation of Net Asset Valuation; Valuation — Valuation of Portfolio Funds (Page 74)

18.   The first paragraph of this section provides that prior to investing in any Portfolio Fund, the Advisor will conduct a due diligence review of the valuation methodologies utilized by the Portfolio Fund. This section discloses that the Advisor will assess each Portfolio Fund's valuation policies and procedures for "appropriateness in light of applicable accounting and industry standards." Please revise this language to ensure that the Portfolio Funds in which the Funds will invest use principles of fair value that the Advisor reasonably believes to be consistent with those used by the Fund for valuing its own investments. *See, e.g*, Morgan Stanley Global Long/Short Fund registration statement on Form N-2 (File No. 333-144614; effective December 12, 2007) (providing that underlying Investment Funds "as a general matter will utilize market values when available, and otherwise utilize principles of fair value that the Adviser reasonably believes to be consistent with those used by the Fund for valuing its own investments").

Financial Statements (Page 82)

19.   Generally, in master-feeder arrangements, financial statements of the master fund must be provided in the registration statement of the feeder fund. *See* "Hub-and-Spoke" Funds: A Report Prepared By the Division of Investment Management (report delivered to The Honorable John D. Dingell on April 15, 1992). Accordingly, please provide financial statements compliant with Regulation S-X for the Master Fund, including its predecessor, the Morgan Creek Opportunity Offshore Fund, Ltd.

Signatures

20.   We note that the filing has been signed by two officers of the fund, one of whom is also an interested trustee. Once the board of trustees has been finally selected, please ensure that a majority of trustees sign future filings. *See* Section 6 of the Securities Act of 1933 (requiring registration statements to be signed by a majority of directors).

21.   Registered funds in a master-feeder arrangement are considered co-issuers pursuant to Rule 140 under the Securities Act and the principal officers and directors of both the master and feeder must execute a feeder fund's registration statement. *See* "Hub-and-Spoke" Funds: A Report Prepared By the Division of Investment Management (report delivered to The Honorable John D. Dingell on April 15, 1992); Investment Company Act Release No. 19955, at n. 74 (Dec. 15, 1993) (Rule 18f-3 proposing release). Please ensure that the principal officers and directors of the Master Fund execute the Fund's registration statement.

General Comments

22.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

23.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any amendments.

24.   Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

25.   Responses to this letter should be in the form of an amendment filed pursuant to the Investment Company Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Funds and their management are in possession of all facts relating to the Funds' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, the Funds should furnish a letter acknowledging that the Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

* * * * *

If you have any questions prior to filing an amendment, please call me at (202) 551-6945.

Sincerely,

John M. Ganley
Senior Counsel